UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

IEC Electronics Corp.

(Name of Subject Company)

IEC Electronics Corp.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

Jeffrey T. Schlarbaum

President and Chief Executive Officer

IEC Electronics Corp.

328 Silver Hill Road

Newark, New York 14513

(315) 331-7742

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alexander R. McClean, Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, NY 14604

Telephone: (585) 232-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, “Schedule 14D-9”) originally filed by IEC Electronics Corp., a Delaware corporation (“IEC” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 26, 2021, relating to the tender offer by Creation Technologies International Inc., a Delaware corporation (“Parent”) and CTI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at an offer price per Share of $15.35, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (as it may be amended or supplemented from time to time), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment No. 5, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates as set forth below.

Item 2. Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs after the last paragraph under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” beginning on page 1 of the Schedule 14D-9.

The Parent and the Purchaser have extended the Expiration Time to 5:00 p.m., New York City time, on September 30, 2021, unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire at midnight, New York City Time, on September 23, 2021.

On September 24, 2021, the Company and Creation Technologies Inc. issued a joint press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately prior to the section entitled “Cautionary Statements Regarding Forward-Looking Statements.”

Extension of the Offer

On September 24, 2021, the Company and Creation Technologies Inc. issued a joint press release announcing the extension of the Expiration Time until 5:00 p.m., New York City time, on September 30, 2021, unless further extended or earlier terminated in accordance with the Merger Agreement. The full text of the press release announcing the extension of the Offer is attached as Exhibit (a)(5)(F) to this Schedule 14D-9 and is incorporated herein by reference.

As contemplated by the terms of the Merger Agreement, the Purchaser has extended the offering period because the Minimum Condition has not been satisfied. The Company has been advised that, as of 6:00 p.m., New York City time, on September 23, 2021, approximately 6,406,629 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 60.0% of the outstanding Shares.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by IEC Electronics Corp. and Creation Technologies Inc. on September 24, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEC ELECTRONICS CORP.

	By:	/s/ Thomas L. Barbato
Date: September 24, 2021	Name:	Thomas L. Barbato
	Title:	Senior Vice President and Chief Financial Officer